EXHIBIT 11.2 Computation of per share earnings September 30, 2000

CLIP' N PIERCE FASHONS, INC.
Weighted Average Shares Outstanding
September 30, 2000

Net loss Per Share  $ (5,695 / 8,400,000 = (.00)